                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               (Amendment No. __)*



                           Ikanos Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     45173E
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E



--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Greylock X Limited Partnership

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                               Delaware



--------------------------------------------------------------------------------
                            5.   Sole Voting Power                   -1,671,896-



         Number             ----------------------------------------------------
                            6.   Shared Voting Power                         -0-
        of Shares

      Beneficially
                            ----------------------------------------------------
        Owned by            7.   Sole Dispositive Power              -1,671,896-

     Each Reporting

      Person With:          ----------------------------------------------------
                            8.   Shared Dispositive Power                    -0-



--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    -1,671,896-


--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    -7.0%-



--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              PN



--------------------------------------------------------------------------------







                               Page 2 of 9 pages

CUSIP No. 45173E



--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Greylock X-A Limited Partnership

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                               Delaware



--------------------------------------------------------------------------------
                            5.   Sole Voting Power                     -128,512-



         Number             ----------------------------------------------------
                            6.   Shared Voting Power                         -0-
        of Shares

      Beneficially
                            ----------------------------------------------------
        Owned by            7.   Sole Dispositive Power                -128,512-

     Each Reporting

      Person With:          ----------------------------------------------------
                            8.   Shared Dispositive Power                    -0-



--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      -128,512-


--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    -0.5%-



--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              PN



--------------------------------------------------------------------------------





                               Page 3 of 9 pages

CUSIP No. 45173E



--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Greylock X GP Limited Partnership

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                               Delaware



--------------------------------------------------------------------------------
                            5.   Sole Voting Power                   -1,800,408-



         Number             ----------------------------------------------------
                            6.   Shared Voting Power                         -0-
        of Shares

      Beneficially
                            ----------------------------------------------------
        Owned by            7.   Sole Dispositive Power              -1,800,408-

     Each Reporting

      Person With:          ----------------------------------------------------
                            8.   Shared Dispositive Power                    -0-



--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     1,800,408-


--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    -7.6%-



--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              PN



--------------------------------------------------------------------------------





                               Page 4 of 9 pages

CUSIP No. 45173E



--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     William W. Helman

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                          United States



--------------------------------------------------------------------------------
                            5.   Sole Voting Power                   -1,800,408-



         Number             ----------------------------------------------------
                            6.   Shared Voting Power                         -0-
        of Shares

      Beneficially
                            ----------------------------------------------------
        Owned by            7.   Sole Dispositive Power              -1,800,408-

     Each Reporting

      Person With:          ----------------------------------------------------
                            8.   Shared Dispositive Power                    -0-



--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    -1,800,408-


--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    -7.6%-



--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN



--------------------------------------------------------------------------------





                               Page 5 of 9 pages

CUSIP No. 45173E



Item 1(a)          Name of Issuer:

                   Ikanos Communications, Inc.


Item 1(b)          Address of Issuer's Principal Executive Offices:

                   47669 Fremont Boulevard
                   Fremont, CA 94538

Item 2(a)          Name of Person Filing:

                   Greylock X Limited Partnership ("GXLP"); Greylock X-A Limited Partnership ("GXALP"), Greylock X GP Limited Partnership ("GXGPLP") the General Partner of GXLP and GXALP; William W. Helman , the Managing Partner of GXGPLP ("Managing Partner").


Item 2(b)          Address of Principal Business Office or, if None, Residence:


                   The address of the reporting persons is:

                   880 Winter Street
                   Waltham, Massachusetts  02451


Item 2(c)          Citizenship:

                   GXLP is a limited partnership organized under the laws of the State of Delaware. GXALP is a limited partnership organized under the laws of the State of Delaware. GXGPLP is a limited partnership organized under the laws of the state of Delaware. Mr. Helman is a citizen of the United States.


Item 2(d)          Title of Class of Securities:

                   Common Stock, par value $.001 per share (the "Common Stock").


Item 2(e)          CUSIP Number:

                   45173E


Item 3             Description of Person Filing:

                   Not applicable.


Item 4             Ownership:

                   (a)    Amount Beneficially Owned:


                          GXLP is the record holder of 1,671,896 shares of Common Stock and may be deemed to beneficially own the 1,671,896 shares of Common Stock held of record by GXLP. GXALP is the record holder of 128,512 shares of Common Stock and may be deemed to beneficially own the 128,512 shares of Common Stock held of record by GXALP. GXGPLP, as General Partner of GXLP and GXALP, may be deemed to beneficially own the 1,800,408 shares of Common Stock held of record by GXLP and GXALP. Mr. Helman, as Managing Partner






                               Page 6 of 9 pages

CUSIP No. 45173E


                          of GXGPLP, may be deemed to beneficially own the 1,800,408 shares of Common Stock held of record by GXLP and GXALP.

                   (b)    Percent of Class:

                          GXLP:         7.0%
                          GXALP:        0.5%
                          GXGPLP:       7.6%
                          Mr. Helman:   7.6%

                   (c)    Number of Shares as to which the Person has:

                          (i) sole voting power; (ii) shared voting power;
                          (iii) sole dispositive power; (iv) shared dispositive power:

                          GXLP may be deemed to have sole power to vote and dispose of 1,671,896 shares of Common Stock, GXALP may be deemed to have sole power to vote and dispose of 128,512 shares of Common Stock. GXGPLP, as General Partner of GXLP and GXALP, may be deemed to have sole power to vote and dispose of 1,800,408 shares of Common stock held by GXLP and GXALP. Mr. Helman, as Managing Partner of GXGPLP, may bee deemed to have sole power to vote and dispose of 1,800,408 shares of Common Stock held by GXLP and GXALP.


Item 5             Ownership of Five Percent or Less of a Class:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person:

                   Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                   Company:

                   Not applicable.


Item 8             Identification and Classification of Members of the Group:

                   Not applicable.


Item 9             Notice of Dissolution of Group:

                   Not applicable.


Item 10            Certification:

                   Not applicable.






                               Page 7 of 9 pages

CUSIP No. 45173E


                                    SIGNATURE


       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2006.


                                        GREYLOCK X LIMITED PARTNERSHIP

                                        By: Greylock X GP Limited Partnership
                                            General Partner



                                             By: /s/ William W. Helman
                                                 ------------------------------
                                                 William W. Helman
                                                 Managing Partner


                                        GREYLOCK X-A LIMITED PARTNERSHIP

                                        By: Greylock X GP Limited Partnership
                                            General Partner

                                        By: /s/ William W. Helman
                                            -----------------------------------
                                            William W. Helman
                                            Managing Partner


                                        GREYLOCK X GP LIMITED PARTNERSHIP

                                        By: /s/ William W. Helman
                                            -----------------------------------
                                            William W. Helman, Managing Partner


                                        /s/ William W. Helman
                                        ---------------------------------------
                                        William W. Helman











                               Page 8 of 9 pages